For period ending	 September 30, 2003		Exhibit 77D

File number 811-7528


         In July 2003, the registrants board approved a change in investment policy. The registrant may now invest in securities whose maturities are less than ten years at the time of purchase. Prior to this change, the registrant had a policy of investing substantially all of its assets in municipal obligations having maturities in excess of ten years at the time of purchase.